Formation 129-326 82-2783

SUPPL

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Sunshine Silver Refinery Accepting Feed

Vancouver, B.C., June 14, 2004, Formation Capital Corporation (FCO-TSX) (the Company) announced today that its wholly owned subsidiary, **Formation Chemicals, Inc.** has completed the startup phase of the **Sunshine Precious Metals Refinery**. The project was finished on time and under budget.

Feed source identification for custom refining services is continuing. Efforts to fill the refining capabilities of the facility to its capacity are underway. Equally important to sourcing feed material is the development of outlets for the bullion produced by the Sunshine Precious Metals Refinery. With the apparent reduced availability of physical silver, there is an overwhelming interest in the high purity product produced from the facility. For further information on the Sunshine Precious Metals Refinery please visit our website at "sunshinerefinery.com", or contact John Allen, General Manager at 208-783-2691, ext 22.

The Sunshine Precious Metals Refinery enjoyed a remarkable reputation for consistent high quality bullion products in past operations. Formation Chemicals, Inc. is dedicated to re-establishing and continuing this marketplace recognition.

The Sunshine Precious Metals Refinery is a section of the larger Hydrometallurgical Complex purchased in September of 2002 by Formation Chemicals, Inc. The unique combination of unit operation within the Hydrometallurgical Complex allows operation of the Refining section wholly independent of the acid pressure leach plant which could be retro-fitted and used for the processing of cobalt and copper produced from Formation Capital's 100% owned Idaho Cobalt Project, located approximately 200 miles south of the refinery.

During the three-month startup procedures operators were brought on board to perform the many tasks outlined in a previously submitted business plan. Equipment repair and maintenance was undertaken using these individuals. Outside sourced contracts for services and equipment provided the expertise for bullion balance re-certification, induction furnace power pack upgrade and servicing of components, security systems modernization, computer network hardware and installation, and the installation of new state of the art analytical instruments. The less critical tasks such as painting and final cleanup are continuing as major projects are now completed.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com